

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 17, 2017

C. Corwin Bromley
Executive Vice President and General Counsel
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

> **Re: MPLX LP**
> **Registration Statement on Form S-3**
> **Filed August 8, 2017**
> **File No. 333-219795**

Dear Mr. Bromley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources